

FOR IMMEDIATE RELEASE

For more information contact:

Luis Eduardo Bravo / Claudio Pollak
Investor Relations Department
Compañía Cervecerías Unidas S.A.
(56-2) 427-3581 or 427-3416

<u>**COMPAÑÍA CERVECERÍAS UNIDAS S.A.**</u>
<u>**ANNOUNCES THE ENTRANCE TO THE PISCO BUSINESS**</u>

(Santiago, Chile, February 19, 2003) – Compañía Cervecerías Unidas S.A. ("CCU") (NYSE: CU) announced today the entrance to the pisco business. Pisco is a spirit produced in the northern part of Chile and southern region of Peru.

CCU began selling its pisco under the brand "Ruta Norte", produced in the 35° of alcohol category by its subsidiary Pisconor S.A. in the Elqui Valley, 500 kms. north from Santiago. This new product will enhance CCU's large beverage portfolio, profiting from the Company's distribution network and back-office support.

The pisco industry sells around US$120 million per year, the main category is the pisco with 35° of alcohol, and the most common way to drink it is combined with a soft drink, mainly a cola one.

CCU is a diversified beverage company operating principally in Chile and Argentina. CCU is the largest Chilean brewer, the third-largest Argentine brewer, the second-largest Chilean soft drink producer, the second-largest Chilean wine exporter, the largest Chilean mineral water producer and the leader in the bottled nectar category in Chile. The Company has licensing and/or joint venture arrangements with Paulaner Brauerei AG, Anheuser-Busch Incorporated, PepsiCo Inc., Schweppes Holdings Limited, Guinness Brewing Worldwide Limited and Watt's Alimentos S.A.